UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 6, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

A10 Networks, Inc.

File Nos. 333-194015 and 001-36343

CF#34376

_____

A10 Networks, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of multiple previous grants of confidential treatment for information excluded from the exhibits to the filings listed below.

Based on representations by A10 Networks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	File No.	Filed on	Confidential Treatment Granted Through
10.12	S-1	333-194015	February 18, 2014	December 31, 2017
10.14	S-1	333-194015	February 18, 2014	December 31, 2017
10.15	S-1	333-194015	February 18, 2014	December 31, 2017
10.16	S-1	333-194015	February 18, 2014	December 31, 2017
10.17	S-1	333-194015	February 18, 2014	December 31, 2017
10.18	S-1	333-194015	February 18, 2014	December 31, 2017
10.19	S-1	333-194015	February 18, 2014	December 31, 2017
10.20	S-1	333-194015	February 18, 2014	December 31, 2017
10.21	S-1	333-194015	February 18, 2014	December 31, 2017
10.1	10-Q	001-36343	August 04, 2014	December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary